Exhibit 15.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-230955) on Form S-8 and registration statement (No. 333-259304) on Form F-3 of CNFinance Holdings Limited of our report dated April 27, 2022, with respect to the consolidated financial statements of CNFinance Holdings Limited, its subsidiaries and variable interest entities.

Our report dated April 27, 2022 contains an explanatory paragraph that states that CNFinance Holdings Limited, its subsidiaries and variable interest entities have changed their method of accounting for the recognition and measurement of credit losses as of January 1, 2020 due to the adoption of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (CECL).

/s/ KPMG Huazhen LLP
Guangzhou, China
April 27, 2022